Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 22, 2025

Relating to Preliminary Prospectus dated January 14, 2025

Registration No. 333-264426

Blackstone Private Credit Fund

$1,000,000,000 6.000% Notes due 2032

PRICING TERM SHEET

January 22, 2025

The following sets forth the final terms of the 6.000% Notes due 2032 (the “Notes”) and should only be read together with the preliminary prospectus dated January 14, 2025 (the “Preliminary Prospectus”) related to the Notes, and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blackstone Private Credit Fund

Security Title:	6.000% Notes due 2032

Expected Ratings*:	Baa2 (stable) (Moody’s) / BBB- (positive) (S&P)

Aggregate Principal Amount Offered:	$1,000,000,000

Trade Date:	January 22, 2025

Settlement Date**:	January 29, 2025 (T+5)

Maturity Date:	January 29, 2032

Interest Payment Dates:	January 29 and July 29, commencing July 29, 2025

Price to Public (Issue Price):	98.472% of the principal amount

Coupon (Interest Rate):	6.000%

Yield to Maturity:	6.273%

Spread to Benchmark Treasury:	+ 175 basis points

Benchmark Treasury:	4.500% due December 31, 2031

Benchmark Treasury Price and Yield:	99-27+ / 4.523%

Optional Redemption:

Prior to November 29, 2031 (the date falling two months prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the redemption date) on the Notes to be redeemed through the Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate (as defined in the Preliminary Prospectus) plus 30 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	09261H BX4 / US09261HBX44

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

MUFG Securities Americas Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

BofA Securities, Inc.

BNP Paribas Securities Corp.

ING Financial Markets LLC

TD Securities (USA) LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Regions Securities LLC

SG Americas Securities, LLC

Co-Managers:	Blackstone Securities Partners L.P. BNY Mellon Capital Markets, LLC Capital One Securities, Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

Keefe, Bruyette & Woods, Inc.

Raymond James & Associates, Inc.

U.S. Bancorp. Investments, Inc.

Drexel Hamilton, LLC

R. Seelaus & Co., LLC

Academy Securities, Inc.

Blaylock Van, LLC

Note: *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note: **Blackstone Private Credit Fund expects that delivery of the Notes will be made to investors on or about January 29, 2025, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blackstone Private Credit Fund before investing. Blackstone Private Credit Fund has filed a registration statement including the Preliminary Prospectus with the SEC for the offering to which this communication relates. The Preliminary Prospectus contains this and other information about Blackstone Private Credit Fund and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Blackstone Private Credit Fund and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Blackstone Private Credit Fund, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Citigroup Global Markets Inc. toll-free at +1-800-831-9146, Barclays Capital Inc. toll-free at +1-888-603-5847, Deutsche Bank Securities Inc. toll-free at +1-800- 503-4611, J.P. Morgan Securities LLC collect at +1-212-834-4533 or SMBC Nikko Securities America, Inc. collect at +1-212-224-5135.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.